UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2024

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On January 03, 2024, Evotec SE issued an Ad-Hoc announcement stating that CEO Dr Werner Lanthaler has informed the company that he has decided to step down as CEO and will not continue to serve until the end of his current term. A copy of the Ad-Hoc announcement is attached as Exhibit 99.1 hereto. A copy of the accompanying press release is attached as Exhibit 99.2 hereto.

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SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Laetitia Rouxel
Name: Laetitia Rouxel
Title: Chief Financial Officer
Date: 03rd January 2024

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Evotec announces CEO transition
99.2	Evotec announces CEO transition

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